Federico Alvarez

Software Engineer | Manager | Co-Founder

Argentina

Contact

www.linkedin.com/in/alvarezfederico (LinkedIn)

Top Skills

Python

Django

Agile Methodologies

Languages

Inglés (Native or Bilingual)

Certifications

Certificate in Advanced English (CAE)

First Certificate in English (FCE)

Business English Certificate (BEC)

Experience

Sheperd AI

Co-Founder

September 2022 - Present (1 year 1 month)

OrderGroove

Development Manager

September 2016 - Present (7 years 1 month)

New York, New York

Velocity Partners

Software Engineer

April 2014 - September 2016 (2 years 6 months)

Education

Universidad Tecnológica Nacional

Ingeniería, Ingeniería de sistemas · (2007 - 2015)